SAN WEST, INC.

(Letterhead)

Date: April 13, 2011

Ms. Effie Simpson

Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:

San West, Inc.

Comments on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended September 30, 2010

File No. 0-28413

The purpose of this letter is to provide the Company’s responses to the January 28, 2011 Comment Letter (the “Comment Letter”) to Mr. Frank Drechsler, Chief Executive Officer of San West, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Cordially,

/s/

Frank Drechsler

Note D - Goodwill

COMMENT 1.

We note your response to our prior comment number 2 but do not believe you addressed the comment fully.  Please tell us and revise the notes to your financial statements to disclose:

a.

When you performed your most recent goodwill impairment test and the method and significant assumptions used to determine the fair values of your reporting units,

b.

Whether your reporting units were at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, please revise your disclosures in future filings to include the following disclosures:

•

Percentage by which fair value exceeded carrying value as of the date of the most recent test.  Even though you indicate that there active markets for your reporting units, you need to indicate how fair value was determined;

•

Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions; and

•

Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

We have included the following disclosure to our 2010 Form 10-K under NOTE E – GOODWILL:

As of December 31, 2010, we have recorded goodwill of $234,100 in connection with our acquisition of Buggy World, Inc. on August 20, 2008 ($219,100) and Johnson’s Bug Machine ($15,000) on September 5, 2008.  Goodwill represents the excess of the purchase price over the fair value of current financial assets, property and equipment, and separately reportable intangible assets.  The tangible assets, intangible assets, and goodwill acquired are then assigned to reporting units.  Goodwill is then tested for impairment at least annually for each reporting unit.  Step one of the goodwill impairment test involves comparing the fair value of the reporting unit to its carrying value.  If the fair value significantly exceeds the carrying value, no further testing is required.  If the carrying value exceeds the fair value, a step two test must be performed.  Step two includes estimating the fair value of all tangible and intangible assets.  The fair value of goodwill is then estimated by subtracting the fair value of tangible and intangible assets from the fair value of total assets determined in step one.  The goodwill impairment is the excess of the recorded goodwill over the estimated fair value of goodwill.

We performed a goodwill impairment test on December 31, 2010 and December 31, 2009.  Pursuant to ASC 350-20-35-22 quoted market prices in an active market are the best evidence of fair value and should be used as the basis for measurement, if available.  There are active markets for our reporting units which are comprised of our company as a whole given that the goodwill balance relates directly to our existing business.  We determined the fair value as of December 31, 2010 to be $2,505,657 (192,742,859 shares outstanding x $0.013 12/31/10 closing stock price) which exceeded the carrying value of our goodwill balance by 1,070%.  We determined the fair value as of December 31, 2009 to be $16,994,672 (124,960,826 shares outstanding x $0.136 12/31/09 closing stock price) which exceeded the carrying value of our goodwill balance by 7,260%.  Accordingly, we determined our goodwill balance passed step one of the goodwill impairment test.  Thus, no impairment of goodwill existed as of or has been recorded for the year ended December 31, 2010 or 2009.

We acknowledge the uncertainty surrounding the key assumptions that drive the estimated fair value.  Any material negative change in the fundamental outlook of our business, our industry or the capital market environment could cause the business unit to fail step one.  Accordingly, we will be monitoring events and circumstances each quarter (prior to the annual testing date) to determine whether an additional goodwill impairment test should be performed.

Note H – Notes Payable

COMMENT 2.

We note your responses to our prior comment numbers 4 and 5.  Please revise future filings to provide disclosure regarding the notes payable to Dutchess and the related conversion features and terms.  Your revised disclosures should be provided in a level of detail consistent with that provided in your response to our prior comment numbers 4 and 5.

 RESPONSE:

We will ensure that the level of detail in our reported financial statements and notes thereto contains a level of detail commensurate with our prior response to comment No. 4 & 5 to SEC comments dated November 30, 2010.  To that end we have included the following disclosure on page F-14under NOTE H – CONVERTIBLE PROMISSORY NOTES AND NOTES PAYABLE to our December 31, 2010 and 2009 financial statements reported on Form 10-K as filed with the SEC on April 6, 2011:

Dutchess Private Equities L.P.

In November 2006, Human BioSystems entered into a loan transaction with Dutchess Private Equities, LP (“Dutchess”), and issued to Dutchess a Promissory Note with a face value of $1,200,000, net proceeds to the Company of $1,000,000 and an imputed annual rate of interest of 43.278%.  The November 2006 Dutchess Note matured on August 31, 2007.   Repayment of the face value was to be made monthly in the amount of $120,000, plus 50% of any proceeds raised over $120,000 per month from Puts, issued by the Company as collateral.  In May 2007, the Company entered into a loan transaction with Dutchess and issued a Promissory Note with a face value of $462,000, net proceeds to the Company of $350,000 and an imputed annual rate of interest of 63.108%.  The May 2007 Dutchess Note matured on April 15, 2008.  Repayment of the face value was to be made monthly in an amount of the greater of 1) 100% of the proceeds raised from Puts given to Dutchess by the Company exceeding $120,000 per month or 2) $51,333 per month.  If both Dutchess Note’s face value was not paid off by maturity, the Company would be required to pay an additional 10% on the face value of the First Dutchess Note, plus 2.5% per month until paid off.  Any beneficial conversion feature that may have been recognized would not be relevant to the financial statements for the post-merger reporting which occurred on June 5, 2009 as these transactions occurred prior to the merger.  Both notes were in default at the time of the merger on June 5, 2009.  As a result of the default, Dutchess had the right to increase the face amount of the debentures by 10% of the face amount as an initial penalty and 2.5% of the face amount per month as liquidated damages.  As of March 31, 2009, Dutchess had not elected this right.  Then, as a result of the merger between Human BioSystems and San West (close date June 5, 2009), Dutchess elected to exercise their right to impose penalties under the original notes and agreed to a $327,526 increase in the face amount of the debentures to $650,000.  Both notes contain a conversion feature that became exerciseable only upon default.  As a result of the default status of the notes, Ducthess currently has the right to convert the notes at a conversion price equal to 80% of the closing bid price of our common stock on the day prior to the conversion date.  All conversions of Dutchess debentures are performed according to the methodology contained in the original notes.

During the year ended December 31, 2010, $202,363 was converted into 6,582,911 shares of common stock.  Of the 6,582,911 shares issued, $182,500 was converted into 5,650,000 shares and $19,863 was repaid through the Company’s exercise of PUTS into 932,911 shares (See Note L, Investment Agreements below).  As of December 31, 2010 and 2009, the balance of these notes was $74,637 and $282,000, respectfully.

Note L – Merger

COMMENT 3.

We note your response to previous comment number 6, and continue to believe that at the time of the merger, HBS was a shell company and that the Company should have accounted for the acquisition of HBS in San West’s financial statements as a recapitalization transaction at the historical cost basis of the net assets acquired rather than by valuing the shares issued in the transaction at $.04 per share as indicated in your statement of shareholders equity.  Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination.  For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger.  Shares retained by the legal acquirer (accounting acquire, HBS) would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity which appears to be approximately $80,000 based on HBS’s March 31, 2009 financial statements and the disclosures provided in Note L.  The net assets acquired would not be adjusted to fair value since no “business” is actually being acquired and no goodwill would be recognized in the transaction.  In this regard, we believe you should revise your presentation in the Company’s financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above.  Alternatively, if you continue to believe that the operations of HBS prior to the acquisition represented a ‘business” please explain n detail the basis for your conclusions and explain why you believe HBS’s operations prior to the merger represent a business as outlined in ASC 805-10-55-4 through 9.  We may have further comment upon review of your response.

RESPONSE:

We have restated our fiscal year 2009 financial statements in effect unwinding the original accounting for the reverse merger with HBS in favor of recapitalization accounting consistent with the above recommendation.  Beginning on page F-18, please see NOTE N –MERGER and NOTE 0 – 2009 RESTATEMENT to our December 31, 2010 and 2009 financial statements reported on Form 10-K as filed with the SEC on April 6, 2011.

Form 10-Q for the period ended September 30, 2010:

Consolidated Statement of Stockholder’s Deficit, page 3

COMMENT 4.

We note your response to our prior comment number 9 in which you indicate that other income of $122,618 should not have been recognized when the 4,087,270 shares held by Dutchess were canceled during 2010.  Please revise your financial statements for 2010 to eliminate the recognition of this $122,618 of other income that was inappropriately recognized during 2010.  See also our related comment below with respect to your proposal to reflect this correction in the fourth quarter of 2010.

RESPONSE:

During our 4th quarter of 2010, we have adjusted our financial statements to eliminate the $122,618 of other income recognized when Dutchess returned 4,087,270 shares of stock and described this adjustment in the notes to our 2010 financial statements filed with our 2010 Form 10-K under NOTE P – 2010 ACCOUNTING ERROR ADJUSTMENTS, page F-24.

Consolidated Statement of Stockholder’s Deficit

COMMENT 5.

We note your response to our prior comment number 10 but are unclear as to why Dutchess does not intend to seek the 9,017,966 shares that would need to be issued to reach the commitment amount of $400,000 as it was contractually agreed upon in the Investment Agreement.  Supplementally advise us of the specific reasons, including whether a modification to the agreement has occurred, and whether such modification is legally binding contractually or by other means.  In the absence of a modification, it would appear that the company continues to have a liability for the remaining $324,647, originally agreed upon in the contract, and the original expense of $400,000 remains appropriate.  Please advise or revise as appropriate.  Alternatively, if Dutchess has agreed to the receipt of a lower level of shares, it appears that the Company has misstated its stock compensation expense in its financial statements by $324,647 as noted in your response.  If so, please revise the Company’s financial statements for 2010 to correct this error in recognition of compensation expense.  See also our related comment below with respect to the Company’s proposal to correct these errors in the fourth quarter of 2010.

RESPONSE:

Dutchess does not intend to seek an additional 9,017,966 shares of stock or $324,647 of value pursuant to the commitment fee.  They have acknowledged that the commitment amount was not specific as to the dollar amount, but the number of shares.  As the commitment shares have been delivered, no further obligation of the Company exists.  At the time of the commitment, the value of the 2,093,145 was $400,000 and this was the amount recognized.  During our 4th quarter of 2010, we have adjusted our financial statements to eliminate the $324,647 of stock compensation expense recognized as described in the notes to our 2010 financial statements filed with our 2010 Form 10-K under NOTE P – 2010 ACCOUNTING ERROR ADJUSTMENTS, page F-25.

Consolidated Statement of Stockholder’s Deficit

COMMENT 6.

We note your response to our prior comment number 11 in which you indicate that you discovered an error with respect to a beneficial conversion feature related to the Seacoast debt during the third quarter of 2010.  As previously requested, please explain how the original conversion terms of the debt obligations were determined and explain how the beneficial conversion feature with respect to these obligations was calculated or determined.  Also, please revise your financial statements for 2010 to reflect correction of the error in recognizing the beneficial conversion feature.

RESPONSE:

We discovered an error with respect to our convertible notes that resulted in $64,937 of expense related to the beneficial conversion terms as a result of note modifications that were not recognized in Q3 2010.  We have corrected our financial statements to record this beneficial conversion feature in Q4 2010.  Below is the disclosure we are including in our 2010 Form 10-K under NOTE H – CONVERTIBLE PROMISSORY NOTES AND NOTES PAYABLE, Seacoast Advisors, Inc., page F-12.  We have also described this adjustment under NOTE P – 2010 ACCOUNTING ERROR ADJUSTMENTS, page F-25.

Seacoast Advisors, Inc.

On February 13, 2009, the Company cancelled and reissued the Seacoast Advisors, Inc. $80,000 note originally dated August 10, 2008, maturing on August 12, 2009 and carrying eight percent (8%) interest per annum.  The new $80,000 note dated February 13, 2009 matured on August 12, 2009, carried interest of eight percent (8%) per annum with no prepayments required and converted into shares of the Company upon default at a conversion price of $.05.  Per ASC 470-20-25-12, no portion of the proceeds from this note were attributable to the conversion feature as the conversion can be made at the option of the holder at a specified price and only upon default, the conversion price does not decrease, the debt was originally sold at the face amount and the conversion price was greater than the perceived market value of the stock.  Additionally, this note was issued prior to the merger with Human BioSystems and there was no active market for the Company’s stock at that time.  In March of 2009 $6,000 was paid against this note.  In February and March of 2010, Seacoast converted $74,000 of this note into 7,400,000 shares of common stock at an exercise price of $.01 reflecting the decrease in the conversion price due to the 5:1 forward stock split affected on November 3, 2009.  $9,596 remained due under this note and was converted in full into 959,649 shares of common stock at a conversion price of $.01 on August 30, 2010.  On September 30, 2009, an addendum was added to this note increasing the face amount to $54,000 for additional funds loaned to the Company.  The addendum increased the maturity date for these funds to September 30, 2010 and increased the conversion price to $0.35 per share, or $.07 per share after giving effect to the 5:1 forward stock split.  Per ASC 470-20-25-12, no portion of the proceeds from this addendum were attributable to the conversion feature as the conversion can be made at the option of the holder at a specified price and only upon default, the conversion price does not decrease, the debt was originally sold at the face amount and the conversion price was greater than the market price of the stock.  On August 16, 2010, this addendum was modified reducing the exercise price to $.01 per share exerciseable at the option of Seacoast at any time.  The balance of principle and interest under this note at modification was $57,723.  The market price of common stock on the date of this modification was $0.02 resulting in a beneficial conversion feature of $57,356.  On August 19, 2010 and August 30, 2010, Seacoast converted $50,395 into 5,039,489 shares of common stock leaving a balance due of $7,581.  Then, on September 1, 2010, the note was further modified to decrease the conversion price to $0.005.  The balance of principle and interest under this note at modification was $7,581.  The market price of common stock on the date of this modification was $0.01 resulting in a beneficial conversion feature of $7,581.  On October 22, 2010, Seacoast converted $4,750 into 950,000 shares of common stock leaving a balance due of $2,791.11 which was converted into 579,871 shares on December 22, 2010 leaving no balance due under the aforementioned note(s) as of December 31, 2010. As of December 31, 2009, the balance under the above loan activity was $128,000.

In addition to the above, during the year ended December 31, 2010, the Company borrowed $133,000 from Seacoast Advisors, Inc. in various tranches for which separate promissory notes were issued.  The notes have the same terms and conditions, including interest at eight percent (8%) per annum and only one principal and interest payment due upon maturity on January 1, 2012.  On October 14, 2010, The Company and Seacoast canceled the previous notes and issued a single note in the amount of $121,631 ($119,000 principle and $2,631 accrued interest).  Also, on October 14, 2010, Seacoast loaned and additional $9,000 and on November 2, 2010, Seacoast loaned an additional $5,000.  The terms of the $121,631, $9,000 and $5,000 notes provide for interest at eight percent (8%) per annum, and only one principal and interest payment due upon maturity with maturity being six (6) months from the date each tranche was first received by the Company.  In the event of default, the notes become convertible at the option of the holder into common stock of the Company at a conversion price of $0.005 per share.  The Notes contain a provision limiting the conversion thereof by any party to not more that 4.99% ownership of the stock of the Company at any time after taking into account all of the holdings of the converting party.  Per ASC 470-20-25-12, no portion of the proceeds from this note are attributable to the conversion feature as the conversion can be made at the option of the holder at a specified price and only upon default, the conversion price does not decrease, the debt was originally sold at the face amount, the interest rate is lower than the Company would pay for non-convertible debt and the conversion price was greater than the perceived market value of the stock.  In addition, the restrictions on the conversion prevent the holders from fully exercising the conversion, the Company has experienced significant operating losses and shareholder dilution, in the event of a conversion an attempt to sell converted shares would most likely result in a lower stock price due to the thin trading volume of the Company’s stock on the secondary markets, and the perceived market value of the stock was less than the conversion price due to the above and due to the significant decrease in the stated trading values of the Company’s stock which has decreased 97.4% from $0.308 one year prior to these notes leaving significant uncertainty about the future trading price of the stock and the ability of Seacoast to recover the face amount of the debt.

During the year ended December 31, 2010, related to the notes above, the Company:

1.

Recognized $64,937 in non-cash amortization expense attributable to the amortization of the beneficial conversion feature discount;

2.

Recognized $8,771 and $7,252 in interest expense during 2010 and 2009, respectively.

3.

Converted $171,391, including $154,703 of principle and $16,687 of accrued interest into 14,926,309 shares of common stock;

4.

Had a current principle balance and accrued interest balance of $106,297 and $1,826, respectively.

Note M – Subsequent Events

COMMENT 7.

We note your response to our prior comment number 13.  Please revise the notes to your audited financial statements to explain the rationale for reflecting the 4,500,000 shares of common stock issued on October 22, 2010 as an expense during 2009 as well as in the calculation of earnings per share for 2009.  Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 13.

RESPONSE:

We have expanded the disclosure related to the issuance of 4.5 million shares to be commensurate with our prior response to comment No. 13 to SEC comments dated November 30, 2010.  Please see page F-15 to the notes of our 2010 financial statements under NOTE K – CAPITAL STOCK, Common Stock, No. 3 which states the following:

The Company recorded $372,325 of stock compensation expense related to 6,000,000 shares that were owed but unissued as of December 31, 2009.  The shares have been included in the calculation of earnings per share and the related payable included in the equity section of our balance sheet as common stock payable.  The related Corporate Consulting Agreement provided for renumeration at the beginning of each quarter whereby 1.5 million shares was due on 1/1/09, 4/1/09, 7/1/09 and 10/1/09 for a total of 6,000,000 shares to be issued.  The shares were valued at the market price of our common stock on the date the shares were owed.   The expense and issuance recognition for EPS purposes is consistent with ASC 260-10-45 in that at the time the expense was recognized all conditions of that issuance were satisfied and there was no circumstance under which the stock would not be issued as it eventually was.  Furthermore, the Company’s obligation to issue the shares was always acknowledged.  There was no variability to the number of shares to be issued and there were no provisions requiring stock be issued at any specific time or penalties would accrue.  All shares have been issued (in 2010) at the exact number of shares stated in the Consulting Agreement.  Recording the stock compensation expense, the increase to equity and inclusion in the calculation of weighted average shares outstanding was done on the date specified in the agreement at market prices.  No liability was recorded due to the fact that the agreement was payable in stock and the classification in equity more accurately reflects the nature of the transaction.  Whether or not the stock had been issued is not relevant to the obligation of the Company to issue the stock.  Displaying the stock payable as a separate component on the statement of shareholders’ equity more clearly identifies the nature of the liability as being related to stock and including the shares in basic EPS provides a more accurate measure of our performance over our reporting periods.

Other

COMMENT 8.

We note from the “Adjustment Reconciliation” included in the Company’s response to our prior comments that during the course of responding to our comments, the Company identified certain errors in its financial statements for the second and third quarters of 2010.  We also note that the Company is proposing to leave the 2nd and 3rd quarter Form 10-Q filings as is and make the related adjustments to correct the errors in its financial statements in the fourth quarter and in the Company’s year-end financial statements for 2010.  Please note that we will not object to the Company’s proposal to make the appropriate corrections in its financial statements for the year ended December 31, 2010 to be included in the Company’s upcoming Annual Report on Form 10-K as long as the Company provides the following disclosures in the notes to its financial statements with respect to these error corrections:

•

An explanation regarding the nature and amounts of the various errors identified in the Company’s financial statements and the quarterly period to which the errors relate.

•

A discussion regarding the impact of the errors on the Company’s previously filed financial statements for the second and third quarters of 2010.

•

A discussion of why management does not believe the errors are material and warrant restatement of the Company’s previously issued financial statements for the 2nd and 3rd quarters of 2010.

RESPONSE:

We believe we have complied with this comment on page F-24 through F-25 under NOTE P – 2010 ACCOUNTING ERROR ADJUSTMENTS, to our Annual report on Form 10-K.

Please find enclosed our responses to your comments faxed to us on January 28, 2011.  Please feel free to contact Frank Drechsler at 714-968-9230 (phone), 714-968-6840 (fax) or fjdrechsler@yahoo.com if you have any questions or require further information. We filed our 2010 Form 10-K o April 6, 2011.  We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Cordially,

/s/

Frank Drechsler